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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CPI Corp.
(Name of Issuer)
Common Stock, par value $0.40
(Title of Class of Securities)
125-902106
(CUSIP Number)
January 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	125-902106

1	NAMES OF REPORTING PERSONS Lafitte Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		508,265

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		508,265

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	508,265

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	125-902106

1	NAMES OF REPORTING PERSONS Lafitte Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		508,265

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		508,265

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	508,265

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	125-902106

1	NAMES OF REPORTING PERSONS Lafitte Fund I Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		508,265

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		508,265

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	508,265

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	125-902106

1	NAMES OF REPORTING PERSONS Bryant Regan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		508,265

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		508,265

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	508,265

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G
This statement is being filed by Lafitte Capital Management LP, a Texas limited partnership (“Lafitte”), Lafitte Capital, LLC, a Texas limited liability company (“Lafitte Capital”), Lafitte Fund I Master Fund L.P., a Cayman Islands exempted limited partnership (“Master Fund”). The sole member of Lafitte Capital is Bryant Regan (together with Lafitte, Lafitte Capital and Master Fund, the “Reporting Persons”).

Item 1(a)	Name of Issuer.
CPI Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
1706 Washington Ave.
St. Louis, Missouri 63103-1709

Item 2(a)	Name of Person Filing.
(1) Lafitte
(2) Lafitte Capital
(3) Master Fund
(4) Bryant Regan

Item 2(b)	Address of Principal Business Office.
For all filers:
701 Brazos, Suite 375
Austin, Texas 78701

Item 2(c)	Citizenship.
(1) Lafitte Texas
(2) Lafitte Capital Texas
(3) Master Fund Cayman Islands
(4) Bryant Regan USA
Lafitte is the investment manager for the Master Fund and has been granted investment discretion over portfolio investments, including the Common Stock (as defined below), held by the Master Fund. Lafitte Capital is the general partner of Lafitte, and its sole member is Bryant Regan.

Item 2(d)	Title of Class of Securities.
Common Stock, par value $0.40 (the “Common Stock”)

Item 2(e)	CUSIP Number.
125-902106

Item 3	Reporting Person.
The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)
Lafitte, Lafitte Capital, Master Fund, and Bryant Regan are the beneficial owners of 508,265 shares of Common Stock. Lafitte may be deemed to beneficially own the shares of Common Stock held by the Master Fund as a result of being the investment manager of the Master Fund. Lafitte Capital may be deemed to beneficially own the shares of Common Stock held by Lafitte as a result of being the general partner of Lafitte. Bryant Regan may be deemed to beneficially own the shares of Common Stock held by Lafitte Capital as a result of being the sole member of Lafitte Capital.

(b)
The Reporting Persons beneficially own 508,265 shares of Common Stock which represent 8.0% of the shares of Common Stock outstanding. These percentages are determined by dividing the number of shares of Common Stock beneficially held by 6,386,019, the number of shares of Common Stock issued and outstanding as of August 27, 2007, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on January 14, 2008.

(c)	The Reporting Persons may direct the vote and disposition of 508,265 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement between Lafitte Capital, LLC, Lafitte Capital Management LP, Lafitte Fund I Master Fund and Bryant Regan.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 15, 2008

LAFITTE CAPITAL, LLC
By:	/s/ Bryant Regan
	Name:	Bryant Regan
	Title:	Manager

LAFITTE CAPITAL MANAGEMENT LP By: Lafitte Capital, LLC, its general partner
By:	/s/ Bryant Regan
	Name:	Bryant Regan
	Title:	Manager

LAFITTE FUND I MASTER FUND By: Lafitte Capital Management LP By: Lafitte Capital, LLC, its general partner
By:	/s/ Bryant Regan
	Name:	Bryant Regan
	Title:	Manager

/s/ Bryant Regan
Name:	Bryant Regan